UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 16 May, 2006

ASX & MEDIA RELEASE
16 MAY, 2006

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has just made the following announcement:

MARSHALL EDWARDS ACHIEVES SPECIAL PROTOCOL ASSESSMENT AND AGREEMENT WITH FDA ON PHASE III (OVATURE STUDY) OF PHENOXODIOL AS A CHEMOSENSITIZING AGENT IN WOMEN WITH PLATINUM-RESISTANT OVARIAN CANCER

(Washington, D.C. and Sydney, Australia - 16 May, 2006) Biotechnology company, Marshall Edwards, Inc., announced today that under the Special Protocol Assessment (SPA) process, it has reached agreement with the United States Food and Drug Administration (FDA) on the design of a pivotal study protocol for its investigational anti-cancer drug, phenoxodiol. The trial, known as the OVATURE study, is designed to test the ability of phenoxodiol to restore sensitivity of late-stage ovarian cancers to carboplatin, a standard form of therapy for ovarian cancer.

The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides a binding agreement that the study design, including patient numbers, clinical endpoints, and analyses are acceptable to the FDA.

Phenoxodiol received fast track designation for platinum-resistant or refractory ovarian cancer from the FDA in 2004 based on Phase II data, and is eligible for FDA’s programs that are designed to facilitate drug development and expedite marketing approval of drugs intended to treat serious or life-threatening disease and to address unmet medical need. As a fast track product, phenoxodiol will be eligible for accelerated approval and priority review of the marketing application.

“We are pleased that the FDA has completed the SPA review process and that we have a mutually-agreed design that provides us with a clearly defined regulatory pathway for pursuing marketing approval of phenoxodiol,” said Professor Graham Kelly, Chairman, Marshall Edwards, Inc.

About Ovarian Cancer Treatment

Platinum-based drugs such as cisplatin and carboplatin are a standard form of chemotherapy in ovarian cancer, with a high initial response rate. However, at least 85-90% of these patients will experience disease recurrence, subsequently showing a lower level of response to both platinums and other chemotherapies. Most of these tumors ultimately become resistant to platinums, and platinum-resistant tumors invariably are resistant to other forms of chemotherapy.

About OVATURE

Four hundred and seventy (470) patients are to be enrolled and randomized to two treatment arms -
(i) carboplatin + phenoxodiol, and (ii) carboplatin + placebo. The carboplatin will be administered weekly intravenously, and the phenoxodiol or placebo will be capsules administered 8-hourly on a continuous daily basis.

The trial will involve up to 60 sites in the United States, the United Kingdom, Europe, and Australia.

The primary endpoint of the trial is progression-free survival, representing death or disease progression, whichever comes first. Overall survival is a secondary endpoint.

Enrollment is not expected to open for at least a month. More information about the study will be available in due course at www.phenoxodiol.com or www.clinicaltrials.gov. These sites will contain information on when and where the trial is open for enrollment.

About PHENOXODIOL

Phenoxodiol is an investigational drug and, as such, is not commercially available.

Phenoxodiol is a novel-acting drug that inhibits key pro-survival signaling pathways operating via sphingosine-1-phosphate and Akt. Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP. Loss of activity of these proteins restores the ability of chemo-resistant tumor cells to undergo apoptosis in response to chemotherapy. The putative molecular target for phenoxodiol is a tumor-specific protein, accounting for the highly selective nature of the drug.

About Marshall Edwards, Inc.

Marshall Edwards, Inc. (Nasdaq : MSHL) has licensed rights from Novogen Limited (Nasdaq : NVGN) to bring three oncology drugs - phenoxodiol, NV-196 and NV-143 - to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on regulation of the sphingomyelin pathway. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR        :    NOVOGEN LIMITED

LISTINGS          :    ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION      :    PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR, NOVOGEN LIMITED
TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY         :    WESTBROOK COMMUNICATIONS
CONTACT           :     DAVID REID TEL (02) 9231 0922 OR 0417 217 157